As filed with the Securities and Exchange Commission on October 19, 2017

Securities Act File No. 333-219679

Investment Company Act File No. 811-22543

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

☒     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐        Pre-Effective Amendment No.

☒       Post-Effective Amendment No. 1

☒     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒       Amendment No. 9

KKR INCOME OPPORTUNITIES FUND

(Exact name of Registrant as specified in Charter)

555 California Street

50th Floor

San Francisco, California 94104

(Address of principal executive offices)

(415) 315-3620

(Registrant’s Telephone Number, including Area Code)

Nicole J. Macarchuk, Esq.

KKR Credit Advisors (US) LLC

555 California Street

50th Floor

San Francisco, California 94104

(Name and address of agent for service)

COPY TO:

Kenneth E. Young, Esq.

William J. Bielefeld, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Approximate Date of Proposed Public Offering:

From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

This Post-Effective Amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-219679 and 811-22543) of KKR Income Opportunities Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement.  The contents of the Registration Statement are hereby incorporated by reference.

Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C - OTHER INFORMATION

ITEM 25.                                         FINANCIAL STATEMENTS AND EXHIBITS

(1)                                 Financial Statements:

Part A:

Financial Highlights for the period from July 25, 2013 to October 31, 2013, the years ended October 31, 2014, October 31, 2015 and October 31, 2016 and period ended April 30, 2017.

Part B:

Financial Highlights for the period from July 25, 2013 to October 31, 2013, the years ended October 31, 2014, October 31, 2015 and October 31, 2016 and period ended April 30, 2017.

Statement of Assets and Liabilities as of October 31, 2016 and April 30, 2017.

Statement of Operations for the year ended October 31, 2016 and six months ended April 30, 2017.

Statement of Changes in Net Assets for the year ended October 31, 2016 and six months ended April 30, 2017.

Statement of Cash Flows for the year ended October 31, 2016 and six months ended April 30, 2017.

Report of Independent Registered Public Accounting Firm.

(2)                                 Exhibits:

(a)(1)	Certificate of Trust.(1)
(a)(2)	Certificate of Amendment to the Certificate of Trust.(2)
(a)(3)	Certificate of Amendment to the Certificate of Trust.(3)
(a)(4)	Amended and Restated Declaration of Trust.(4)
(b)	By-Laws.(4)
(c)	Not Applicable.
(d)(1)	Form of Subscription Certificate.(*)
(d)(2)	Form of Notice of Guaranteed Delivery.(*)
(e)	Dividend Reinvestment Plan.(4)
(f)	Not Applicable.
(g)	Form of Investment Advisory Agreement.(4)
(h)	Dealer Manager Agreement.(*)
(i)	Not Applicable.
(j)(1)	Form of Custody Agreement.(4)
(j)(2)	First Amendment to Custody Agreement.(*)
(k)(1)	Form of Transfer Agent Servicing Agreement.(4)
(k)(2)	First Amendment to Transfer Agent Servicing Agreement.(*)
(k)(3)	Form of Fund Administration Servicing Agreement.(4)
(k)(4)	First Amendment to Fund Administration Servicing Agreement.(*)
(k)(5)	Form of Investor Support Services Agreement.(4)
(k)(6)	Form of Marketing Agent Agreement.(4)
(k)(7)	Form of Fund Accounting Servicing Agreement.(5)
(k)(8)	First Amendment to Fund Accounting Servicing Agreement.(*)
(k)(9)	Subscription Agent Agreement.(*)
(k)(10)	Information Agent Agreement.(*)
(l)	Opinion and Consent of Counsel.(*)
(m)	Not Applicable.
(n)(1)	Consent of Independent Registered Public Accounting Firm (senior securities).(*)
(n)(2)	Report of Independent Registered Public Accounting Firm (senior securities).(7)
(n)(3)	Consent of Independent Registered Public Accounting Firm.(*)
(o)	Not Applicable.
(p)	Subscription Agreement.(5)

(q)	Not Applicable.
(r)(1)	Code of Ethics of the Fund.(4)
(r)(2)	Code of Ethics of the Investment Adviser.(4)
(s)	Powers of Attorney.(6)

(*)                                 Filed herewith.

(1)                                 Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 811- 22543 and 333-173274) filed on April 1, 2011.

(2)                                 Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 811- 22543 and 333-173274) filed on February 15, 2013.

(3)                                 Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 811- 22543 and 333-173274) filed on June 5, 2013.

(4)                                 Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 811- 22543 and 333-173274) filed on June 21, 2013.

(5)                                 Incorporated by reference to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 811- 22543 and 333-173274) filed on July 23, 2013.

(6)                                 Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 811- 22543 and 333-219679) filed on August 4, 2017.

(7)                                 Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 811- 22543 and 333-219679) filed on October 3, 2017.

ITEM 26.                                         MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” on page 106 of the prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

ITEM 27.                                         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration fees	$12,450
Exchange listing fees	$26,000
Financial Industry Regulatory Authority fees	$15,500
Subscription Agent fees	$136,050
Printing and mailing expenses	$50,000
Accounting fees and expenses	$10,000
Legal fees and expenses	$300,000
Dealer manager partial expense reimbursement	$100,000
Total	$650,000

ITEM 28.                                         PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

None.

ITEM 29                                            NUMBER OF HOLDERS OF SECURITIES AS OF JULY 31, 2017

Title of Class	Number of Record Holders

Common shares, par value $0.001 per share	6,272

ITEM 30.                                         INDEMNIFICATION

Reference is made to Article V of the Registrant’s Amended and Restated Declaration of Trust, previously filed as Exhibit (a)(4) to the Registration Statement, which is incorporated herein by reference.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.                                         BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

The Adviser, a limited liability company organized under the laws of the State of Delaware, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Adviser filed with the SEC pursuant to the 1940 Act (SEC No. 801-69633, IARD/CRD# 146629).

ITEM 32.                                         LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)                                 the Registrant, KKR Income Opportunities Fund, 555 California Street, 50th Floor, San Francisco, California 94104;

(2)                                 the Transfer Agent, U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202;

(3)                                 the Custodian, U.S. Bank, N.A., 1555 N. Rivercenter Dr., Milwaukee, Wisconsin 53212; and

(4)                                 the Adviser, KKR Credit Advisors (US) LLC, 555 California Street, 50th Floor, San Francisco, California 94104.

ITEM 33.                                         MANAGEMENT SERVICES

Not Applicable.

ITEM 34.                                         UNDERTAKINGS

(1)                                 The Registrant undertakes to suspend offering of common shares until the prospectus is amended if (1) subsequent to the effective date of this Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of this Registration Statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)                                 Not applicable.

(3)                                 If the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

(4)                                 The Registrant undertakes that:

(a)  to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “1933 Act”);

(2)  to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(3)  to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)  that for the purpose of determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)  that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)  that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)  any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act.

(2)  the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)  any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)                                 The Registrant undertakes that:

(a)  for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the Securities Act, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)                                 The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco in the State of California on the 19th day of October, 2017.

KKR Income Opportunities Fund

By:	/s/ Suzanne Donohoe
Name:	Suzanne Donohoe
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Suzanne Donohoe
Suzanne Donohoe	President and Trustee	October 19, 2017

/s/ Michael E. Cahill
Michael E. Cahill*	Trustee	October 19 2017

/s/ Tobin V. Levy
Tobin V. Levy*	Trustee	October 19, 2017

/s/ Jeffrey L. Zlot
Jeffrey L. Zlot*	Trustee	October 19, 2017

/s/ Thomas Murphy
Thomas Murphy	Treasurer, Chief Financial Officer and Chief Accounting Officer	October 19, 2017

*By:	/s/ Nicole J. Macarchuk
Nicole J. Macarchuk
as attorney-in-fact

*	Pursuant to powers of attorney filed herewith.

SCHEDULE OF EXHIBIT TO FORM N-2

Exhibit No.	Exhibit

(d)(1)	Form of Subscription Certificate

(d)(2)	Form of Notice of Guaranteed Delivery

(h)	Dealer Manager Agreement

(j)(2)	First Amendment to Custody Agreement

(k)(2)	First Amendment to Transfer Agent Servicing Agreement

(k)(4)	First Amendment to Fund Administration Servicing Agreement

(k)(8)	First Amendment to Fund Accounting Servicing Agreement

(k)(9)	Subscription Agent Agreement

(k)(10)	Information Agent Agreement

(l)	Opinion and Consent of Counsel

(n)(1)	Consent of Independent Registered Public Accounting Firm (senior securities)

(n)(3)	Consent of Independent Registered Public Accounting Firm